Protalex, Inc.

131 Columbia Turnpike, Suite 1

Florham Park, NJ 07932

November 24, 2014

FILED BY EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler, Assistant Director

Re:	Protalex, Inc. (the “Company”)
Withdrawal of Registration Statement on Form S-1
filed on February 20, 2014 (SEC File No. 333-194045)
(the “Registration Statement”)

Dear Mr. Riedler:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement together with all exhibits thereto (the “Registration Statement”). No securities were offered or sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Kenneth S. Rose of Morse, Zelnick, Rose & Lander, LLP, at (212) 838-5030.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Arnold P. Kling
Arnold P. Kling
President